Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(dollars in 000’s)	2009	2008	2007	2006	2005
(Loss) Earnings	$(47,910)	$(299,317)	$(688,767)	$405,396	$858,443

Fixed Charges	$48,525	$68,570	$70,529	$80,915	$67,459

(Loss) Earnings to Fixed Charges	$(0.99)	$(4.37)	$(9.77)	$5.01	$12.73

(Loss) Earnings:

Pretax (Loss) Earnings from Continuing Operations	$(107,335)	$(382,135)	$(756,464)	$333,137	$808,763

Add: Fixed Charges	48,525	68,570	70,529	80,915	67,459
Less: Capitalized Interest	(19,810)	(39,852)	(57,791)	(58,141)	(51,872)
Add: Amortization of Previously Capitalized Interest	30,710	54,100	54,959	49,485	34,093

Total (Loss) Earnings	$(47,910)	$(299,317)	$(688,767)	$405,396	$858,443

Fixed Charges:

Homebuilding and corporate interest expense	$18,702	$17,989	$—	$—	$—
Mortgage lending interest expense	451	329	1,581	8,816	3,850
Interest component of rent expense	3,257	4,362	7,109	9,852	7,369
Amortization and expensing of debt expenses	6,305	6,038	4,048	4,106	4,368
Capitalized interest	19,810	39,852	57,791	58,141	51,872

Total Fixed Charges	$48,525	$68,570	$70,529	$80,915	$67,459

In computing the ratio of earnings to fixed charges, fixed charges consist of homebuilding and corporate interest expense, mortgage lending interest expense, interest component of rent expense, amortization and expensing of debt expenses and capitalized interest. Earnings are computed by adding fixed charges (except capitalized interest) and amortization of previously capitalized interest during the period to (loss) earnings before income taxes. For the years ended December 31, 2009, 2008 and 2007, the company generated losses which exceeded fixed charges of $48.5 million, $68.6 million and $70.3 million, respectively.